**U.S. SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**FORM 11-K**



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

**OR**

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to ________.

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

## REQUIRED INFORMATION

*Financial Statements.* The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule

## INDEX TO EXHIBITS

| Number | Description |
|---|---|
| 23.1 | Consent of S.R. Snodgrass, A.C., Independent Registered Accounting Firm. |
| 23.2 | Consent of Ernst & Young, LLP, Independent Registered Accounting Firm. |

**Exhibit 23.1**

**Consent of S.R. Snodgrass A.C., Independent Registered Accounting Firm**

SNODGRASS
Certified Public Accountants
and Consultants

CONSENT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in the previously filed Registration Statement on Form S-8 File No. 333-95725 pertaining to the ESB Financial Corporation Retirement Savings Plan of our report dated May 19, 2006, which report appears in the December 31, 2005, Annual Report on Form 11-K.

S. R. Snodgrass, A.C.

Wexford, Pennsylvania
June 23, 2006

S.R. Snodgrass, A.C. • [illegible] Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone:(724) 934-0344 • Facsimile: (724) 934-0345

**Exhibit 23.2**
**Consent of Ernst & Young, LLP, Independent Registered Accounting Firm**

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95725) pertaining to the ESB Financial Corporation Retirement Savings Plan of our report dated June 10, 2005, with respect to the financial statements and schedule of the ESB Financial Corporation Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst & Young LLP

June 23, 2006
Pittsburgh, Pittsburgh

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**ESB FINANCIAL CORPORATION**
**RETIREMENT SAVINGS PLAN**

June 27, 2006 By: ______________________

John T. Stunda
Senior Vice President of Human Resources

# FINANCIAL STATEMENTS AND SCHEDULES

ESB Financial Corporation Retirement Savings Plan

Years ended December 31, 2005 and 2004
with Report of Independent Auditors

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2005 and 2004

# Contents

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan (the "Plan") as of December 31, 2005, and the related statement of changes in net assets available for ESB Financial Corporation Retirement Savings Plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 2004, and the statement of changes in net assets available for benefits for the years ended December 31, 2004, were audited by other auditors whose report, dated June 10, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

S.R. Snodgrass, A.C.

Wexford, PA
May 19, 2006

Report of Independent Registered Public Accounting Firm

Board of Directors
ESB Financial Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the ESB Financial Corporation Retirement Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 10, 2005
Pittsburgh, Pennsylvania

## ESB Financial Corporation Retirement Savings Plan

## Statements of Net Assets Available for Benefits

| | December 31 | |
|---|---|---|
| | **2005** | **2004** |
| **Assets** | | |
| Contributions receivable | **$ 13,920** | **$ 11,703** |
| Investments | **8,992,415** | **7,383,828** |
| Loans to participants | **162,300** | **52,959** |
| Total assets | **9,168,635** | **7,448,490** |
| **Liabilities** | | |
| Excess contributions payable | **13,405** | **-** |
| Net assets available for benefits | **$ 9,155,230** | **$ 7,448,490** |

*See accompanying notes.*

0403-0526556

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

| | Years ended December 31 2005 | 2004 |
|---|---|---|
| **Additions** | | |
| Investment income (loss): | | |
| Net appreciation (depreciation) in fair value of investments | $ (203,485) | $ 309,122 |
| Dividends and interest income | 320,608 | 160,102 |
| Total investment income | 117,123 | 469,224 |
| Contributions: | | |
| Employer | 189,134 | 207,997 |
| Participant | 508,151 | 450,246 |
| Employee rollovers | 268,935 | 18,342 |
| Plan merger | 1,273,577 | - |
| Rollovers from ESOP | 31,953 | 157,840 |
| Total contributions | 2,271,750 | 834,425 |
| Total additions | 2,388,873 | 1,303,649 |
| **Deductions** | | |
| Distributions to participants | (662,954) | (339,744) |
| Excess contribution payable | (13,405) | - |
| Other expenses | (5,774) | (5,406) |
| Total deductions | (682,134) | (345,150) |
| Net increase | 1,706,739 | 958,499 |
| Net assets available for benefits: | | |
| Beginning of year | 7,448,490 | 6,489,991 |
| End of year | $ 9,155,230 | $ 7,448,490 |

*See accompanying notes.*

ESB Financial Corporation Retirement Savings Plan

Notes to Financial Statements

Years ended December 31, 2005 and 2004

## 1. Description of Plan

The following description of the ESB Financial Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

### General

On May 14, 1995, the Company established the Plan by merging the Economy Savings Bank, PASA Employee Savings Plan and the Ellwood Federal Savings Bank Retirement Savings and Profit Sharing Plan. On January 1, 2000, the Plan was amended and restated to allow for employee contributions and employer matching contributions of Company common stock. Effective January 1, 2003, the Plan was amended and restated to change trustees of the Plan from Connecticut General Life Insurance Company (CIGNA) to Franklin Templeton Investor Services Inc. (Franklin Templeton). As such, on December 31, 2002, all of the Plan's investments, excluding Company common stock and participant loans, were liquidated awaiting transfer to Franklin Templeton on January 2, 2003 at which time the funds were reinvested into similar fund categories.Effective March 31, 2005, as a result of ESB Financial Corporation acquiring Peoples Home Savings Bank, the Peoples Home Savings Salary Savings Plan was merged with the ESB Financial Corporation Retirement Savings Plan. A total of $1,273,577, representing the account balances of Peoples Home Salary Savings Plan participants employed by ESB Bank was transferred to Franklin Templeton Investments, trustee for the ESB Financial Corporation Retirement Savings Plan, held as separate accounts referred to as rollover accounts in the ESB Financial Retirement Savings Plan.

### Contributions

Each year, participants may voluntarily contribute the lesser of $14,000 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation Common Stock Unitized Fund. During 2005 and 2004, contributions also included a converted amount from the Company's Employee Owned Stock Plan (ESOP). The Company's ESOP is required to offer eligible participants the opportunity to diversify the Company stock to other investments. As such, $31,953 and $157,840 was transferred from the

Company's ESOP to the Company's Retirement Savings Plan in the years 2005 and 2004, respectively.

**Investments**

Investments are reflected at the current value as determined by Franklin Templeton. Investment types include: a common collective trust, mutual funds and a unitized employer stock fund. The market value of these accounts represent net asset values of investments held as of the end of plan year plus the value of any dividends and capital gains distributions not yet reinvested. Investment transactions are accounted for on the trade-date basis.

**Forfeitures**

Forfeitures of matching contributions amounted to $33,925 and $5,406 during 2005 and 2004, respectively. Forfeitures were used to offset administrative expenses.

**Participant Accounts**

Each participant's account is credited with the participant's contributions, employer's contributions and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively.

**Vesting**

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

## 1. Description of Plan (continued)

The vesting schedule is as follows:

| Years of Service | Vesting Percent |
|---|---|
| Under 2 years | 0% vested |
| 2 but less than 3 years | 25% vested |
| 3 but less than 4 years | 50% vested |
| 4 but less than 5 years | 75% vested |
| After 5 years | 100% vested |

### Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminate employment.

### Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the Plan Administrator, generally at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

### Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

## 2. Summary of Significant Accounting Policies

### General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee.

### Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Investment Income

Interest income from investments and loans to participants are recorded on an accrual basis. Dividend income from both the Company Common Stock Unitized Fund and the Franklin Templeton managed funds are recorded on the ex-dividend date.

### Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

### Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

### Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

## 2. Summary of Significant Accounting Policies (continued)

### Administrative Expenses

Administrative expenses of the Plan are paid for by the Company or through forfeitures of matching contributions. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services.

## 3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2005 and 2004, and interest and dividend income and net depreciation in fair value of investments for the years ended December 31, 2005 and 2004, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the trustee.

For the years ended December 31, 2005 and 2004, the Plan's investments (including investments bought, sold, and held during the year appreciated (depreciated) in fair value as determined by quoted market prices as follows:

| | 2005 | | | |
|---|---|---|---|---|
| | Current Value | | Net Realized/ Unrealized Appreciation (Depreciation) | |
| **Investments at fair value as determined by quoted market price:** | | | | |
| Participant-directed investments: | | | | |
| FRK Stable Value | $ 1,783,234 | * | $ | (6,013) |
| Pimco Total Return Fund | 349,445 | | | (5,472) |
| Franklin Income Fund | 809,635 | * | | (29,927) |
| Franklin Equity Income | 394,836 | | | (6,252) |
| FT Conservative Target | 111,904 | | | 2,261 |
| Mutual Discovery Fund | 410,818 | | | 27,811 |
| FRK Real Estate | 555,391 | * | | (10,913) |
| FT Moderate Target Fund | 504,916 | * | | 14,127 |
| Mutual Shares Fund | 695,677 | * | | 25,237 |
| Templeton Foreign Fund | 301,294 | | | 11,400 |
| Franklin Small Cap Value | 456,135 | * | | 35,897 |
| FRK Capital Growth Fund | 803,276 | * | | 22,212 |
| FT Growth Target Fund | 313,605 | | | 20,024 |
| ESB Financial Corporation Common Stock Unitized Fund | 297,297 | | | (56,605) |
| | 7,787,463 | | | 43,787 |
| Non-participant-directed investments: | | | | |
| ESB Financial Corporation Common Stock Unitized Fund | 1,204,951 | * | | (247,272) |
| | $ 8,992,414 | | $ | (203,485) |

* Fair value of investment represents 5% or more of the Plan's net assets

| | 2004 | | | |
|---|---|---|---|---|
| | Current Value | | Net Realized/ Unrealized Appreciation (Depreciation) | |
| **Investments at fair value as determined by quoted market price:** | | | | |
| Participant-directed investments: | | | | |
| FRK Stable Value | $ 1,035,160 | * | $ | (35) |
| Pimco Total Return Fund | 305,416 | | | (1,566) |
| Franklin Income Fund | 547,193 | * | | 26,729 |
| Franklin Equity Income | 371,861 | * | | 25,803 |
| FT Conservative Target | 77,754 | | | 4,390 |
| Mutual Discovery Fund | 318,543 | | | 43,729 |
| FRK Real Estate | 519,339 | * | | 83,205 |
| FT Moderate Target Fund | 526,130 | * | | 39,598 |
| Mutual Shares Fund | 597,162 | * | | 50,906 |
| Templeton Foreign Fund | 280,888 | | | 35,362 |
| Franklin Small Cap Value | 349,631 | | | 63,170 |
| FRK Capital Growth Fund | 622,943 | * | | 36,903 |
| FT Growth Target Fund | 243,681 | | | 22,851 |
| | 5,795,701 | | | 431,045 |
| Non-participant-directed investments: | | | | |
| ESB Financial Corporation Common Stock Unitized Fund | 1,588,127 | * | | (121,923) |
| | $ 7,383,828 | | $ | 309,122 |

* Fair value of investment represents 5% or more of the Plan's net assets

**Nonparticipant-Directed Investments**

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

| | Years ended December 31, 2005 | 2004 |
|---|---|---|
| Beginning Balance | $1,588,127 | $1,534,551 |
| Change in net assets: | | |
| Contributions | 233,013 | 233,941 |
| Transfers | (294,118) | (1,324) |
| Dividends/Interest | 613 | 281 |
| Net appreciation in fair value of investment | (247,272) | (121,923) |
| Distributions to participants | (69,639) | (53,852) |
| Other expenses | (5,774) | (3,547) |
| Ending Balance | $1,204,951 | $1,588,127 |

## 4. Parties-in-Interest

The Plan Sponsor (the Company) controls and manages the operation and administration of the Plan. The trustee (Franklin Templeton) manages the Plan's investment assets, as directed by the Plan Sponsor. Certain administrative costs, legal and accounting fees are paid by the Plan Sponsor. In 2005 those fees totaled approximately $14,200.

At December 31, 2005 and 2004, the Plan held an aggregate of 130,858 and 103,444 shares of ESB Financial Corporation common stock valued at $1,520,248 and $1,494,766, respectively.

## 5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

# ESB Financial Corporation Retirement Savings Plan

## EIN: 25-1659846 Plan Number: 002

## Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

| Identity of Issue, Borrower, Lessor, or Similar Party | Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value | Cost | Current Value |
|---|---|---|---|
| FRK Stable Value | Common collective trust | $ 1,783,234 | $ 1,783,234 |
| Pimco Total Return Fund | Mutual fund | 356,690 | 349,445 |
| Franklin Income Fund | Mutual fund | 772,748 | 809,635 |
| Franklin Equity Income | Mutual fund | 365,172 | 394,836 |
| FT Conservative Target | Mutual fund | 100,054 | 111,904 |
| Mutual Discovery Fund | Mutual fund | 335,629 | 410,818 |
| FRK Real Estate | Mutual fund | 508,080 | 555,392 |
| FT Moderate Target Fund | Mutual fund | 407,066 | 504,916 |
| Mutual Shares Fund | Mutual fund | 576,657 | 695,677 |
| Templeton Foreign Fund | Mutual fund | 250,776 | 301,294 |
| Franklin Small Cap Value | Mutual fund | 370,840 | 456,135 |
| FRK Capital Growth Fund | Mutual fund | 679,847 | 803,276 |
| FT Growth Target Fund | Mutual fund | 235,020 | 313,605 |
| ESB Financial Corporation: | | | |
| Common stock* | 130,858 shares | 1,501,355 | 1,502,248 |
| Participant loans* | Interest rates range from 4.00% to 7.00% and have maturity dates through 2006 | 162,300 | 162,300 |

*—Party-in-interest to the Plan